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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 46836 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2018__ AND ENDING __12/31/2018__
MM/DD/YY                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAFG RIA Services, Inc.

| | OFFICIAL USE ONLY |
| --- | --- |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gaither Drive, Suite 5
(No. and Street)

Mount Laurel                NJ                08054
(City)                (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher S. Hughes                (856) 793-5000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – if individual, state last, first, middle name)

100 Witmer Road, Suite 350        Horsham        PA        19044-2369
(Address)                (City)                (State)        (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _Theodore A. Beinger_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_MAFG RIA Services, Inc._ , as
of _December 31_ , 20 _18_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

LINDA PASTORIND
NOTARY PUBLIC OF NEW JERSEY

9/7/21

_Linda Pastorind_
Notary Public

_[signature]_
Signature

_President_
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

| | Page |
|---|---|
| Facing Page to Form X-17A-5 | |
| Affirmation of Officer | |
| Report of Independent Registered Public Accounting Firm | 1-2 |
| Financial statements: | |
| Statement of Financial Condition | 3 |
| Statement of Loss | 4 |
| Statement of Changes in Stockholder's Equity | 5 |
| Statement of Changes in Liabilities Subordinated to Claims of General Creditors | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8-11 |
| Supplemental Information: | |
| Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 | 12-13 |
| Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) | 14 |
| Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) | 15 |
| Report of Independent Registered Public Accounting Firm | 16 |
| Exemption Report | 17 |

# Kreischer Miller

# Report of Independent Registered Public Accounting Firm

To the Stockholder of
MAFG RIA Services, Inc. (A wholly-owned
   subsidiary of MAFG Consolidated Inc.)

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (A wholly-owned subsidiary of MAFG Consolidated Inc.) as of December 31, 2018, the related statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of MAFG RIA Services, Inc.'s management. Our responsibility is to express an opinion on MAFG RIA Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MAFG RIA Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Auditor's Report on Supplemental Information*

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of MAFG RIA Services, Inc.'s financial statements. The supplemental information is the responsibility of MAFG RIA Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MAFG RIA Services, Inc.'s auditor since 2017.

*Krische Miller*

Horsham, Pennsylvania
February 21, 2019

# MAFG RIA SERVICES, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2018

#### ASSETS

| | | |
|---|---:|---:|
| Cash | $ 20,156 | |
| Deposit with clearing organization | 2,624 | |
| Receivables from non-customers | 533 | |
| Due from affiliate | 280,574 | |
| | | |
| Total assets | | $ 303,887 |

#### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---:|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ 375 | |
| Liabilities subordinated to claims of general creditors | 150,000 | |
| | | |
| Total liabilities | | $ 150,375 |
| | | |
| Stockholder's equity | | |
| Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding | 1 | |
| Additional paid-in capital | 4,999 | |
| Retained earnings | 148,512 | |
| | | |
| Total stockholder's equity | | 153,512 |
| | | |
| Total liabilities and stockholder's equity | | $ 303,887 |

*See accompanying notes to financial statements.*

3

MAFG RIA SERVICES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---:|
| Revenues | | |
| Fees | $ | 1,915 |
| Commissions | | 6,396 |
| | | 8,311 |
| | | |
| Expenses | | |
| Management administrative service fee | | 6,000 |
| Licenses and fees | | 7,308 |
| Professional fees | | 15,425 |
| Insurance | | 5,087 |
| Interest | | 12,750 |
| Taxes - other | | 375 |
| | | 46,945 |
| Loss before interest income | | (38,634) |
| Interest income | | 8,631 |
| Net loss | $ | (30,003) |

# MAFG RIA SERVICES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### FOR THE YEAR ENDED DECEMBER 31, 2018

|  | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 1 | $ 1 | $ 4,999 | $ 178,515 | $ 183,515 |
| Net loss | - | - | (30,003) | (30,003) |
| Balance, December 31 | $ 1 | $ 4,999 | $ 148,512 | $ 153,512 |

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2018

| | |
|---|---|
| Liabilities subordinated to claims of general creditors - January 1, 2018 | $ 150,000 |
| Changes | - |
| Liabilities subordinated to claims of general creditors - December 31, 2018 | $ 150,000 |

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ | (30,003) |
| | | |
| Changes in: | | |
| Deposit with clearing organization | | 110 |
| Receivables from non-customers | | 42 |
| Net advances and repayments of due to affiliate | | 15,119 |
| Accounts payable and accrued expenses | | (895) |
| | | |
| Net decrease in cash | $ | (15,627) |
| | | |
| Cash, January 1 | | 35,783 |
| | | |
| Cash, December 31 | $ | 20,156 |
| | | |
| | | |
| Supplementary disclosure of cash flow information: | | |
| Cash paid for the year for: | | |
| Interest | $ | 12,750 |

1.    Organization and Nature of Business

MAFG RIA Services, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a New Jersey S Corporation that is a wholly-owned subsidiary of MAFG Consolidated, Inc. ("the Parent Company"). The Company is engaged in a single line of business as a securities broker-dealer, primarily in the investment banking, investment advisory and strategic planning businesses. Although not obligated to do so, the Parent Company intends to provide capital infusions to satisfy the net capital requirements.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

Date of Management Evaluation of Subsequent Events

Management has evaluated subsequent events through February 21, 2019, the date on which the financial statements were issued.

Receivables from Non-Customers

Receivables from non-customers are recognized and carried at the contractual amount. Management closely monitors outstanding balances and account balances are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. Based on management's assessment, the Company has determined that an allowance for uncollectible accounts is not necessary at December 31, 2018.

There was no bad debt expense charged to operations for the year ended December 31, 2018.

2.     Summary of Significant Accounting Policies (Cont'd.)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The Company adopted the ASU on January 1, 2018, using the modified retrospective approach and applied the ASU only to contracts not completed as of January 1, 2018. Updated accounting policies and other disclosures are below. The impact of adopting the new standard was not material to the financial statements.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Fees

- 12-b1 Trailer Fees – received on a monthly and quarterly basis and are recognized as income at that time on mutual funds the Company has sold.
- Variable Life Commissions – commissions are received on a monthly basis on variable life insurance products sold and are recognized as income at that time.

The opening balance for accounts receivable for non-customers as of January 1, 2018 was $575.

2.      Summary of Significant Accounting Policies (Cont'd.)

Income Taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder of the Company's parent on his tax return.

The State of New Jersey maintains a minimum or surcharge tax for S corporations. New Jersey tax in the amount of $375 is included in taxes – other in the accompanying 2018 statement of loss.

The Company files income tax returns in the United States federal jurisdiction, and various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by these jurisdictions for tax years ended before 2015.

The Company does not have uncertain tax positions and does not anticipate any significant changes over the next 12 months.

3.      Deposit with Clearing Organization

The Company has $2,624 on deposit with a broker-dealer clearing organization at December 31, 2018.

4.      Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $19,781, which was $14,781 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $375; the ratio of aggregate indebtedness to net capital was less than 1:1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

4.    Net Capital Requirements (Cont'd.)

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.

5.    Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the Parent Company of $150,000 with interest at 8.5%. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The full amount is due January 31, 2022. Interest expense for the year ended December 31, 2018 was $12,750.

6.    Related Party Transactions

The Company has a management agreement with the Parent Company where the Parent Company provides management advisory, consulting and administrative support services. The total related party expenses under the management agreement were $6,000 for the year ended December 31, 2018.

Due from affiliate represents advances made to the Parent Company. The balance was $280,574 at December 31, 2018. The advances have no fixed repayment schedule and are due on demand. Interest is charged at the Applicable Federal Rate (3.07% at December 31, 2018). Interest income for the year ended December 31, 2018 was $8,631.

7.    Concentrations

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At times, cash balances with banks may exceed the insurable limits as allowed by the FDIC of $250,000.

**SUPPLEMENTAL INFORMATION**

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2018

NET CAPITAL

| | | |
|---|---:|---:|
| Stockholder's equity qualified for net capital | | $ 153,512 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | 150,000 |
| Total capital and allowable subordinated liabilities | | 303,512 |
| Deductions: | | |
| Non-allowable assets: | | |
| Deposit with clearing organization | $ 2,624 | |
| Receivables from non-customers | 533 | |
| Due from affiliate | 280,574 | |
| | | 283,731 |
| Net capital | | $ 19,781 |

AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| Items included in statement of financial condition: | |
| Accounts payable and accrued expenses | $ 375 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Minimum net capital required | $ 5,000 |
| Excess net capital | 14,781 |
| Ratio: Aggregate indebtedness to net capital | .02 to 1 |

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2018

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's
Part II (unaudited) FOCUS Report                                    $   19,781

There are no material differences between the preceding computation and the Company's corresponding
unaudited part II of Form X-17A-5 as of December 31, 2018.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER SEC RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2018

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Computation for Determination of Reserve Requirements under that rule have been provided.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (exemption)

AS OF DECEMBER 31, 2018

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1) and, therefore, no Information for Possession or Control Requirements under that rule have been provided.

## Report of Independent Registered Public Accounting Firm

To the Stockholder of
MAFG RIA Services, Inc. (A wholly-owned
   subsidiary of MAFG Consolidated Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MAFG RIA Services, Inc. (a wholly-owned subsidiary of MAFG Consolidated Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which MAFG RIA Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) MAFG RIA Services, Inc. stated that MAFG RIA Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018, without exception. MAFG RIA Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAFG RIA Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Kreischer Miller*

Horsham, Pennsylvania
February 21, 2019

*102 Gaither Drive, Suite 5*

*;!Jonni Lttu:-r;!.*

*(856) 793.5000 phone        793.5001*

# M A F G / R I A   S E R V I C E S,   I N C.

## MAFG RIA Services, Inc. - Exemption Report

MAFG RIA Services, Inc. ("the Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the SEC (17 C.F.R. 240.17a-5, Reports to be made by certain brokers and dealers). This Exemption Report was as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 15c3-3(k)(1) (the "exemption Provision") and (2) the Company met the exemption provision throughout the most recent fiscal year (01/01/2018 – 12/31/2018) without exception.

MAFG RIA Services, Inc.

By:_____

President

01/14/2019